EXHIBIT 99.1
                                                               [Graphic omitted]
                                       [Videsh Sanchar Nigam Limited Letterhead]


To:      All Interested Parties

Date:    May 30, 2002

From:    Videsh Sanchar Nigam Limited

Re: Cash Offer for Up to 57,000,000 Equity Shares, including Equity Shares underlying American Depositary Shares of Videsh Sanchar Nigam Limited ("VSNL").

         VIDESH SANCHAR NIGAM LIMITED
         CUSIP#: 92659G600
         ISIN:  1NE316701015
         NYSE Trading Symbol:  "VSL"
         Ratio: 1 ADS:2 Equity Shares

Please be advised that consequent to the expiry of Panatone Finvest Limited's offer to purchase (the "Offer") up to 57,000,000 Equity Shares, including Equity Shares underlying the American Depositary Shares ("ADSs"), representing 20% of the paid-up and voting equity share capital of VSNL, at a purchase price of Rs. 202 per equity share (Rs. 404 per ADS) in cash, pursuant to the terms and conditions set forth in the Letter of Offer dated March 27, 2002 and amended on April 27, 2002 (the "Letter of Offer"), the following results have been announced by the Registrars to the Offer, Tata Share Registry Ltd.


------------------------------------------------------------------------------------------- --------------------------
Number of ADSs validly tendered (includes protected items)                                         13,423,601
------------------------------------------------------------------------------------------- --------------------------
Number of Equity Shares underlying the ADSs validly tendered                                       26,847,202
------------------------------------------------------------------------------------------- --------------------------
Number of Equity Shares tendered                                                                   54,784,346
------------------------------------------------------------------------------------------- --------------------------
Total Valid Tenders                                                                                81,631,548
------------------------------------------------------------------------------------------- --------------------------
Maximum Number of Equity Shares that can be accepted under the Offer                               57,000,000
------------------------------------------------------------------------------------------- --------------------------
Ratio resulting from the above                                                                       0.698259
------------------------------------------------------------------------------------------- --------------------------
Ratio  applied  to  achieve  pro-ration  as stated in para 9(h) of the  Letter of Offer in
order to restrict acceptance to the maximum permissible (i.e., 57,000,000 Equity Shares)             0.698321
------------------------------------------------------------------------------------------- --------------------------
Number of ADSs to be accepted applying the above ratio                                              9,373,982
------------------------------------------------------------------------------------------- --------------------------


Those ADSs whose underlying Equity Shares have been accepted will be cancelled and the cash proceeds will be distributed. Those Equity Shares underlying ADSs that have not been accepted will be returned to the owner in the form of ADSs.

                                                For Videsh Sanchar Nigam Limited

                                                    /s/ ARUN GUPTA
                                                    ----------------------------
                                                    ARUN GUPTA
                                                    EXECUTIVE DIRECTOR (FINANCE)

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Stock Exchange in India.